Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

May 9, 2014

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             3M Company
Form 10-K for the Year Ended December 31, 2013
Filed February 13, 2014
File No. 001-03285

Dear Mr. Vaughn:

We refer to your letter dated April 29, 2014 commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 13, 2014. For your convenience, we have repeated the staff’s one comment below in italics, followed by our reply.

Form 10-K for the year ended December 31, 2013

Note 17. Segment Reporting, page 117

1.              We note from your presentation to investors on December 17, 2013 that you estimated 2013 sales in Greater China of approximately $3.9 billion, which is approximately 13% of your total 2013 net sales. Please revise future filings to separately present revenues from any individual country within the “Asia Pacific” or any other geographic regions that represents a material amount of your consolidated revenues. Refer to FASB ASC 280-10-50-41(a).

3M Response:

In the “International Operations” portion of our December 17, 2013 investor presentation to which you refer above, we further define on slide 19 that “Greater China,” as a subset of overall Asia Pacific, in 3M’s nomenclature includes the combination of China, Hong Kong, and Taiwan. Actual net sales for 2013 in Greater China were approximately $3.8 billion, slightly lower than our 2013 estimate. Based on actual 2013 results, Greater China represented approximately 12.3% of 3M consolidated net sales, with China at 8.0%, Taiwan at 3.0%, and Hong Kong at 1.3% of consolidated net sales.

As you indicate, the guidance requires that disclosures be provided for any “individual country” that represents a material amount of our consolidated revenues. Per ASC 280-10-50-12 concerning operating segments, a 10 percent or more quantitative threshold is indicated for revenue, profit or loss, and assets. 3M believes that for enterprise wide disclosures it is also reasonable to use similar 10 percent tests, unless qualitative or other factors indicate otherwise. 3M has consistently applied this practice.

Other than the United States, no other individual country was 10 percent or more of 3M consolidated net sales in 2013. Given Taiwan’s unique political status, we consider Hong Kong, but not Taiwan, a part of China for reporting and disclosure purposes. In future filings, 3M will continue to separately present revenues for any individual country that is 10 percent or more of 3M consolidated net sales, or is otherwise material.

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In responding to your comment, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

/s/ Gregg M. Larson
Gregg M. Larson

cc:        David. W. Meline, Chief Financial Officer, 3M Company
Tara Harkins, Staff Accountant, United States Securities and Exchange Commission
Martin James, Senior Assistant Chief Accountant, United States Securities and Exchange Commission